8 Myles Inc.

OFFERING STATEMENT



Issuer Name	8 Myles Inc.
Doing Business As	8 Myles
Offering Amount	$25,000 – $250,000
Security Type	Convertible Promissory Note
Valuation Cap	$4,500,000
Interest Rate	5% annually on the unpaid principal balance
Maturity Date	60 months from target end date
Payments	Due at Maturity Date or date of conversion, whichever is sooner

COMPANY OVERVIEW

8 Myles is a clean comfort food brand that is inspiring families to share meals and moments at the dinner table. Our vision is a world in which we all stay connected through the beauty of shared nourishment.

We produce a line of premium, clean, Mac n Cheese, made with all real ingredients, no artificial flavors, and lower sodium than competing brands! We distribute to over 1,200 stores including Target, Whole Foods, and Sprouts. We have three different types of Mac N Cheese currently on the market: Homestyle, Buffalo, and BBQ. Our line can be found in the frozen food aisle and currently comes as an 8 oz portion. However, we are launching a family size line next year, along with innovate comfort food items.

Company History

In 2012, shortly after starting his full time engineering job out of college, 8 Myles honed in on his upbringing, by exploring his culinary interests in the kitchen after work. This lead to a successful food blog. A year later, Myles participated on a Food Network competition series called America's Best Cook. He started 8 Myles shortly after in 2015, focusing on encourage other people to explore their own culinary interests. He did this through a line of premium, clean, BBQ sauces. Three years later, Myles realized that while making BBQ sauce was great, he thoroughly enjoyed the dishes that were paired with the sauces. He used his memories of his own upbringing surrounded by delicious homemade comfort food meals, and focused on one particular meal that consistently brought happiness to him and his family, Mac N Cheese. In 2018, Myles began to sell a line of Mac N Cheese, that used the sauces he created, but had a premium twist that was not found in frozen foods.

Between 2018 - 2020, 8 Myles experienced moderate growth. However, after receiving a business award from Target in 2021, the business grew by 200+%. In October of 2021, Myles quit his full time engineering job to focus exclusively on 8 Myles. From there, the business continued to grow exponentially and today, can be found in 1,200+ stores nationwide!

COMPANY ELIGIBILITY

Name of issuer: 8 Myles Inc.
State of Organization: Delaware
Date Company Was Formed: 6/13/2022

Type of Company: Corporation
Physical Address: 1751 Pinnacle Dr Suite 600, McLean, VA 22102
Web Address: https://8myles.com/
# of Employees: 1
Qualified Third Party: North Capital Private Securities

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Myles Powell	Common Stock	90.0%
Minority owners	Common Stock	10.0%

The above is the only ownership outstanding for the company. The ownership interests of a Delaware Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Myles Powell
Employer: 8 Myles (8 Myles Inc. and 8 Myles LLC)
Title: Founder and CEO
Dates of service: 2015 - present

Myles Powell is a successful food blogger and Food Network competitor, who turned his passion for comfort food into an emerging brand, 8 Myles.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

8 Myles is ready to scale. We are currently undergoing a brand refresh to elevate our position within the market and amplify the story of our brand. With these funds, we will be able to hire a team full of industry experts who share our core values and run marketing programs that focus on increasing brand awareness and driving first time trial for our line of Mac N Cheese. We will also be able to purchase production equipment, which will increase our rate of production, allowing us to meet our growing consumer demand.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Operating expenses	$96,000
Staffing	$53,000
Marketing	$27,000
Brand refresh	$14,000
Equipment purchase	$60,000
Total	$250,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company

to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's

control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as

an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000	$250,000
Less: Intermediary Fee*	$2,000	$16,500
Net Proceeds	$23,000	$233,500

* Applied at a marginal-rate based upon amount raised:
  Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in 8 Myles Inc. and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with 8 Myles Inc. ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is North Capital Private Securities Corporation.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are convertible promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Convertible Promissory Note, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Convertible Promissory Note. However, this is only a summary. Before investing, you should read the Convertible Promissory Note in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 5.00% per year.

- The Company must repay the principal and accrued, unpaid interest on or before the Maturity Date.

- The Maturity Date of the Convertible Promissory Note is 60 months from the target end date of this Offering.

- The Company must repay at Maturity Date or upon Date of Conversion, whichever is sooner.

- The Company must repay your principal (the amount you invested) if the Company is sold or otherwise experiences a "change of control."

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

        n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*
        8 Myles Inc. has not conducted any offerings within the past three years. 8 Myles LLC, a subsidiary of 8 Myles Inc., raised $36,200 in Promissory Notes through Regulation CF on September 21, 2020.

7.   The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, *including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*

1. *any director or officer of the issuer;*
2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate
Bank, credit card provider, etc	$0	x.xx%
American Express	$2,916	29.99%
Chase Credit Card	$7,640	20.74%
Rapid Finance	$5,536	20.00%
Upfront	$4,348	12.00%
BCF	$44,944	1.00%
Honeycomb Credit	$23,716	8.75%
LOCs	$180,710	
Total Balance	$269,810	

FINANCIAL INFORMATION

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

See *Exhibit C - Reviewed Financials* for the Company's historical financial information.

See *Exhibit D - Business Plan* for the Company's business plan and pro forma financial projections.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the SEC;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the Commission;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
> i) at the time of the filing of this offering statement bars the person from:
>> a)   association with an entity regulated by such commission, authority, agency or officer;
>> b)   engaging in the business of securities, insurance or banking;
>> c)   engaging in savings association or credit union activities; or

> ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

> ii) places limitation on the activities, functions or operations of such person;

> iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

  ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – CONVERTIBLE PROMISSORY NOTE

8 MYLES INC

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, 8 Myles Inc, a Delaware corporation (the "**Company**") promises to pay
___________-("**Investor**"), or its registered assigns, in lawful money of the United States of America the principal sum of ______ ($ ___) or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Convertible Promissory Note (this "**Note**") on the unpaid principal balance at a rate equal to Five Percent (5%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) ___________ (the "**Maturity Date**"), or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. **Payments**

(a) *Interest.* Accrued interest on this Note shall be payable at maturity.

(b) *Prepayment*. Prepayment of this Note may be made only with the consent of the

Investor.

2. ***Events of Default***. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a) *Failure to Pay*. The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note on

the date due and such payment shall not have been made within five (5) Business Days of the Company's receipt of written notice to the Company of such failure to pay; or

(b)   *Voluntary Bankruptcy or Insolvency Proceedings.* The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

(c)   *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 days of commencement.

3.   **Rights of Investor upon Default**. Upon the occurrence of any Event of Default (other than an Event of Default described in **Sections 2(b)** or **2(c)**) and at any time thereafter during the continuance of such Event of Default, Investor may, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. Upon the occurrence of any Event of Default described in **Sections 2(b)** and **2(c)**, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may exercise any other right power or remedy granted to it hereunder or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

4.   **Conversion**

(a)   *Qualified Equity Financing.* In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells shares of a series of Preferred Stock (the "**Preferred Stock**") with an aggregate sales price of not less than $3,000,000 **excluding** any and all notes which are converted into Preferred Stock (including this Note and all other convertible notes issued by the Company), and with the principal purpose of raising capital (a "**Qualified Equity Financing**"), then the outstanding principal amount under this Note (the "**Principal Balance**") shall automatically convert into a number of shares of the Preferred Stock equal to the greater of the number of shares of Preferred Stock calculated pursuant to the following subparagraphs:

(i)   the Principal Balance shall automatically convert into a number of shares of the Preferred Stock equal to the quotient obtained by dividing (x) the Principal Balance by (y) Seventy Percent (75%) of the per share price of the Preferred Stock, rounded down to the nearest whole share; or

(ii)   in the event that the Company's pre-money valuation in the Qualified Equity Financing exceeds $4,500,000 (the "**Target Valuation**"), the Principal Balance shall automatically convert into a number of shares of Preferred Stock determined by dividing the Principal Balance by the quotient obtained by dividing (x) the Target Valuation by (y) the number of shares of outstanding common stock of the Company (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Equity Financing); *provided*, *however*, that if the number of shares of Preferred Stock issuable pursuant to subsection (i) above would exceed the number of shares of Preferred Stock issuable pursuant to this subsection (ii), the number of shares of Preferred Stock issuable upon conversion of the Principal Balance shall be calculated according to the formula in subsection (i).

(b)   *Procedure – Qualified Equity Financing*. The issuance of Preferred Stock upon conversion of the Principal Balance shall be upon the terms and subject to the conditions applicable to the Qualified Equity Financing. Upon such conversion of the Principal Balance, the Investor hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Equity Financing; *provided, however,* that such transaction documents are the same documents to be entered into with all other purchasers of the Preferred Stock in connection with the Qualified Equity Financing. Investor acknowledges that the transaction documents will contain customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering). The Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Equity Financing for cancellation; *provided, however*, that upon satisfaction of the conditions set forth in this **Section 4(b)**, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

(c)   *Change of Control.* If a Change of Control occurs or an Initial Public Offering occurs prior to a Qualified Equity Financing, then the Investor shall be entitled to be repaid one-and-one-half times (1.5x) the Principal Balance (calculated as of immediately prior to such Change of Control or Initial Public Offering); *provided, however,* that the Investor shall have the right to convert, effective immediately prior to such Change of Control or Initial Public Offering, all but not less than all of the Principal Balance into a number of shares of the company's common stock determined by dividing the Principal Balance by the quotient obtained by dividing (x) the Target Valuation by (y) the number of shares of outstanding common stock of the Company (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's then- existing equity incentive plan).

(d)   *Conversion Upon Maturity Date*. If the Note has not converted prior to the Maturity Date in accordance with **Sections 4(a)**, and if the Investor has notified the Company that Investor will choose to have this **Section 4(d)** apply to this Note on the Maturity Date, then the Principal Balance shall be convertible at the option of Investor into shares of Series A3 Preferred Stock on the Maturity Date and for a period of ten

(10) days thereafter. The terms and conditions of the Series A3 Preferred Stock shall be as set forth in the Memorandum of Terms attached hereto as <u>Attachment A</u>. The price per share of the Series A3 Preferred Stock shall be determined by dividing (x) the Target Valuation by (y) the number of shares of outstanding common stock of the Company (assuming conversion

of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable).

(e)   *Procedure – Maturity Date Conversion*. With respect to a conversion in connection with **Section 4(d)**, the Investor hereby agrees to execute and deliver to the Company all transaction documents related to sale and issuance of the Series A3 Preferred Stock. The Investor acknowledges that the Series A3 Preferred Stock transaction documents will contain customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering). The Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Investor agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Series A3 Preferred Stock financing for cancellation; *provided, however*, that upon satisfaction of the conditions set forth in this **Section 4(e)**, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

(f)   *Fractional Shares; Interest; Effect of Conversion.* No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Investor upon the conversion of this Note, the Company shall pay to Investor an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a share not issued pursuant to the previous sentence. In addition, to the extent not converted into shares of capital stock, the Company shall pay to Investor any interest accrued on the amount converted and on the amount to be paid to Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this paragraph, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

(g)   *Notices of Record Date*. In the event of:

(i)   Any taking by the Company of a record of the holders of any class of securities of Company for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right;

(ii)   Any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of Company or any transfer of all or substantially all of the assets of Company to any other Person or any consolidation or merger involving Company; or

(iii)   Any voluntary or involuntary dissolution, liquidation or winding-up of the

Company,

the Company will mail to Holder of this Note at least ten (10) days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and the amount and character of such dividend, distribution or right; and (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.

5. **Representations and Warranties of the Company.** The Company represents and warrants to Investor that:

(a)   *Due Incorporation, Qualification, etc*. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and
(iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed could reasonably be expected to have a material adverse effect on the Company.

(b)   *Authority*. The execution, delivery and performance by the Company of each Transaction Document to be executed by the Company and the consummation of the transactions contemplated thereby (i) are within the power of the Company and (ii) have been duly authorized by all necessary actions on the part of the Company.

(c)   *Enforceability*. Each Transaction Document executed, or to be executed, by the Company has been, or will be, duly executed and delivered by the Company and constitutes, or will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d)   *Non-Contravention*. The execution and delivery by the Company of the Transaction Documents executed by the Company and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Company's Certificate of Incorporation or Bylaws (as amended, the "**Charter Documents**") or any material judgment, order, writ, decree, statute, rule or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound; or
(iii) result in the creation or imposition of any Lien upon any property, asset or revenue of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties.

(e)   *Approvals*. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, the stockholders of any Person) is required in connection with the execution and delivery of the Transaction Documents executed by the Company and the performance and consummation of the transactions contemplated thereby, other than such as have been obtained and remain in full force and effect and other than such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement.

(f)   *No Violation or Default*. To the knowledge of the Company, it is not in violation of or in default with respect to (i) its Charter Documents or any material judgment, order, writ, decree, statute, rule or regulation applicable to such Person; or (ii) any material mortgage, indenture, agreement, instrument or contract to which such Person is a party or by which it is bound (nor is there any waiver in effect which, if not in effect, would result in such a violation or default), where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(g)   *Intellectual Property*. To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(h)   *Accuracy of Information Furnished*. None of the Transaction Documents and none of the other certificates, statements or information furnished to Investors by or on behalf of the Company in connection with the Transaction Documents or the transactions contemplated thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.   **Representations and Warranties of Investor.** Investor represents and warrants to the Company upon the acquisition of a Note as follows:

(a)   *Binding Obligation*. Such Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement and the Transaction Documents constitute valid and binding obligations of such Investor, enforceable in accordance with their terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   *Securities Law Compliance*. Such Investor has been advised that the Notes and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Such Investor is aware that the Company is under no obligation to effect any such registration with respect to the Notes or the underlying securities or to file for or comply with any exemption from registration. Such Investor has not been formed solely for the purpose of making this investment and is purchasing the Notes to be acquired by such Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act and shall submit to the Company such further assurances of such status as may be reasonably requested by the Company. The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth beneath such Investor's name on the signature page to this Note.

(c)   *Access to Information*. Such Investor acknowledges that the Company has given such Investor access to the corporate records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by such Investor, and has furnished such Investor with all documents and other information required for such Investor to make an informed decision with respect to the purchase of the Notes.

(d)   *Risk of Investment*. Such Investor understands and has fully considered the risks of this investment. In particular, the Investor understands that: (i) the Company has a limited operating history and may never generate material revenue; (ii) this investment is speculative and involves a high degree of risk; and (iii) since there are substantial restrictions on the transferability of, and there will be no public market for, the Note, the Investor may not be able to liquidate his investment. Such Investor has such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing such Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(e)   *Representation of Foreign Investor*. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Investor hereby represents and warrants that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with the Note and the shares issuable upon conversion of such Note, including (i) the legal requirements within its jurisdiction for the purchase of the shares issuable upon conversion of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the shares issuable upon conversion of the Note. Investor's payment for and continued beneficial ownership of the shares issuable upon conversion of the Note will not violate any applicable securities or other laws of Investor's jurisdiction. If Investor is an individual, then Investor resides in the state or province identified in the address of Investor set forth below; if Investor is a partnership, corporation, limited liability company or other entity, then the office or offices of Investor in which its principal place of business is identified in the address or addresses of Investor set forth below.

 7.   ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

(a)   "**Change of Control**" shall mean (i) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

                    (b)   "**Event of Default**" has the meaning given in **Section 2** hereof.
 (c)   "**Initial Public Offering**" shall mean the closing of the Company's first firm commitment underwritten initial public offering of the Company's Common Stock pursuant to a registration statement filed under the Securities Act.

(d)   "**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

"**Investors**" shall mean the investors that have purchased Notes.

 (e)   "**Majority in Interest of Investors**" shall mean Investors holding more than 50% of the aggregate outstanding principal amount of the Notes.

(f)   "**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Investor of every kind and description, now existing or hereafter arising under or pursuant to the terms of this Note, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11U. S. C. Section 101 *et seq*.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

(g)   "**Notes**" shall mean the convertible promissory notes issued by the Company after November ⌐, 2016, and with the same terms and conditions as this Note.

(h)   "**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

            (i)   "**Securities Act**" shall mean the Securities Act of 1933, as amended.

8.   **Miscellaneous**

            (a)   *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion*
    Hereof.

            (i)   Subject to the restrictions on transfer described in this **Section 8(a)**, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

            (ii)   With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this **Section 8(a)** that the opinion of counsel for

Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

(iii)   Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of a Majority in Interest of Investors.

(b)   *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and a Majority in Interest of Investors; provided, however, that no such amendment, waiver or consent shall: (i) reduce the principal amount of this Note without Investor's written consent, (ii) reduce the rate of interest of this Note without Investor's written consent or (iii) change in this Note (A) the Maturity Date, (B) the definition of Event of Default, or (C) the dollar value of either Qualified Equity Financing or Target Valuation.

(c)   *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to each party at the respective addresses of the parties on the signature page to this Note, or at such other address or facsimile number as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(d)   *Pari Passu Notes.* Investor acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Notes. In the event Investor receives payments in excess of its pro rata share of the Company's payments to the Investors of all of the Notes, then Investor shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

(e)   *Payment.* Unless converted into the Company's equity securities pursuant to the terms hereof, payment shall be made in lawful tender of the United States.

(f)   *Usury.* In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(g)   *Waivers.* The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(h)   *Governing Law; Attorney's Fees.* This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(i)   *Waiver of Jury Trial; Judicial Reference.* By acceptance of this Note, Investor hereby agrees and the Company hereby agrees to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note. This paragraph shall not restrict a party from exercising remedies under the Uniform Commercial Code or from exercising pre-judgment remedies under applicable law.

(j)   Counterpart and Electronic Signatures. This Note may be executed by facsimile signature (including signatures in Adobe PDF or similar format) or DocuSign.

EXHIBIT B – OFFICER CERTIFICATE

I certify that the financial condition of 8 Myles Inc. expressed in this Form C is accurate, true, and complete in all material respects. I certify that all statements of fact about the Company included in this Form C are accurate and complete to the best of my knowledge.

Myles Powell

_____

Myles Powell

8 Myles Inc.



Independent Accountant's Review Report

To the Management
8 Myles, Inc

Mclean, VA

We have compiled and reviewed the accompanying financial statements of 8 Myles, Inc (the "Company"), which comprise the balance sheet as of August 31, 2022, and the related statements of operations, shareholder's equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as of basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provided a reasonable basis for our report.

Accountants Responsibility

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jonathan Santiago

8 Myles Inc

Balance Sheet
As of September 1, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Main operating account	29,675.23
Operating Account New	9,506.00
Total Bank Accounts	**$39,181.23**
Accounts Receivable	
Accounts receivable	13,159.08
Total Accounts Receivable	**$13,159.08**
Other Current Assets	
Undeposited funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$52,340.31**
TOTAL ASSETS	**$52,340.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts payable	113,617.57
Total Accounts Payable	**$113,617.57**
Credit Cards	
Amazon - 1003	776.41
AMEX - 1000	4,096.53
Bank of America - 6360	4,629.03
Bank of America - 6874	11,530.01
Chase - 3905	7,820.87
Total Credit Cards	**$28,852.85**
Total Current Liabilities	**$142,470.42**
Long-Term Liabilities	
Convertible Notes Payable	115,000.00
Line of credit	
Fundbox	917.43
Line of credit - BlueVine	5,042.28
M&T - Line of Credit - 6001	4,793.07
Small Business Funding LOC	3,281.44

8 Myles Inc

Balance Sheet

As of September 1, 2022

	TOTAL
Total Line of credit	**14,034.22**
Long-term debt	-655.62
Balboa Capital Loan	8,143.84
Honey Comb Loan	24,244.15
Long-term debt - BCF	43,768.80
SBA EIDL loan	8,300.00
Upfront Loan	5,014.81
Total Long-term debt	**88,815.98**
Shareholder Notes Payable	55,000.00
Total Long-Term Liabilities	**$272,850.20**
Total Liabilities	**$415,320.62**
Equity	
Opening Balance Equity	-109,532.19
Owner distributions	-35,303.63
Retained Earnings	2,562.27
Net Income	-220,706.76
Total Equity	**$ -362,980.31**
TOTAL LIABILITIES AND EQUITY	**$52,340.31**

8 Myles Inc

Profit and Loss
January 1 - September 1, 2022

	TOTAL
Sales	
Discounts	-6,349.97
Factoring fees	-24,425.21
Sales	268,752.91
Third party service income	2,830.77
Total Sales	**$240,808.50**
Cost of Goods Sold	
Cost of Goods Sold	219,588.00
Cost of labor - COS	13,534.26
Cost of materials - COS	46,524.68
Shipping, Freight & Delivery - COS	46,058.99
Total Cost of Goods Sold	**$325,705.93**
GROSS PROFIT	**$ -84,897.43**
Expenses	
Bank Charges	4,933.54
Dues & Subscriptions	1,913.92
QuickBooks Payments Fees	554.65
Total Dues & Subscriptions	**2,468.57**
General and Admin Expenses	
Office expenses	181.61
Operations & Admin assistant	2,250.00
Shipping and delivery expense	8,027.76
Supplies	1,628.22
Total General and Admin Expenses	**12,087.59**
Insurance	900.77
Interest expense	5,617.38
Legal & Professional Fees	2,096.50
Accounting	300.00
Contract labor	1,943.88
Total Legal & Professional Fees	**4,340.38**
Other income / expense	-4,753.96
Rent or Lease	32,895.16
Sales and marketing	1,101.67
Advertising	56,980.92
Marketing intern	3,475.00
Sales rep	4,653.96
Samples	2,740.87
Total Sales and marketing	**68,952.42**

8 Myles Inc

Profit and Loss
January 1 - September 1, 2022

	TOTAL
Travel & entertainment	-260.84
Meals and Entertainment	1,455.06
Travel	4,747.01
Total Travel & entertainment	**5,941.23**
Total Expenses	**$133,383.08**
NET OPERATING INCOME	$ -218,280.51
Other Expenses	
R&D	2,366.87
Reconciliation Discrepancies	59.38
Total Other Expenses	**$2,426.25**
NET OTHER INCOME	$ -2,426.25
NET INCOME	$ -220,706.76

8 Myles Inc

Statement of Cash Flows
January 1 - September 1, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-220,706.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable	-10,596.81
Accounts payable	113,617.57
Amazon - 1003	776.41
AMEX - 1000	4,096.53
Bank of America - 6360	4,629.03
Bank of America - 6874	11,530.01
Chase - 3905	7,820.87
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**131,873.61**
Net cash provided by operating activities	**$ -88,833.15**
FINANCING ACTIVITIES	
Convertible Notes Payable	115,000.00
Line of credit:Fundbox	917.43
Line of credit:Line of credit - BlueVine	5,042.28
Line of credit:M&T - Line of Credit - 6001	4,793.07
Line of credit:Small Business Funding LOC	3,281.44
Long-term debt	-655.62
Long-term debt:Balboa Capital Loan	8,143.84
Long-term debt:Honey Comb Loan	24,244.15
Long-term debt:Long-term debt - BCF	43,768.80
Long-term debt:SBA EIDL loan	8,300.00
Long-term debt:Upfront Loan	5,014.81
Shareholder Notes Payable	55,000.00
Opening Balance Equity	-109,532.19
Owner distributions	-35,303.63
Net cash provided by financing activities	**$128,014.38**
NET CASH INCREASE FOR PERIOD	**$39,181.23**
CASH AT END OF PERIOD	**$39,181.23**



2021 Statement of cash flows

Balance sheet		

(actual)		Dec-21
Operating activities		
Net income	$	(28,558)
Increase / (decrease) in A/R		(5,000)
Increase / (decrease) in payables		9,877
Net cash provided by operating activities		**(23,681)**
Investing activities		-
Financing activities		
Investment by owner		9,877
Net cash provided by financing activities		**9,877**
Net increase / (decrease) in cash		(13,804)
Cash at the beginning of period		34,493
Cash at December 31, 2021		**20,689**
Check		11,378



2021 Balance Sheet

	January	February	March	April	May	June	July	August	September	October	November	December
(actual)												
Cash	243	20	6,060	2,823	12,321	2,971	269	1,644	34,119	13,561	-	20,689
Accounts Receivable	7,681	7,276	8,086	37,144	14,258	22,186	18,384	67,710	16,301	12,145	10,968	15,968
Current assets	**7,924**	**7,296**	**14,146**	**39,967**	**26,579**	**25,157**	**18,653**	**69,353**	**50,420**	**25,706**	**10,968**	**36,657**
Fixed assets	-	-	-	-	-	-	-	-	-	-	-	-
Total assets	**7,924**	**7,296**	**14,146**	**39,967**	**26,579**	**25,157**	**18,653**	**69,353**	**50,420**	**25,706**	**10,968**	**36,657**
A/P	-	1,226	11,322	27,647	23,396	24,803	16,775	35,007	36,751	25,368	12,470	11,320
Credit cards payable	-	-	-	-	-	-	-	-	-	-	14,027	25,054
Current liabilities	**-**	**1,226**	**11,322**	**27,647**	**23,396**	**24,803**	**16,775**	**35,007**	**36,751**	**25,368**	**26,497**	**36,374**
Lines of credit	29,545	28,897	34,450	29,681	26,105	18,791	14,428	14,428	14,428	14,428	14,428	14,428
Long-term liabilities	120,879	129,554	162,978	157,115	175,530	165,596	258,641	256,641	186,641	101,651	78,658	78,658
Total liabilities	**150,424**	**159,677**	**208,750**	**214,443**	**225,030**	**209,190**	**289,844**	**306,075**	**237,819**	**141,446**	**119,583**	**129,460**
Equity	(142,501)	(152,381)	(194,604)	(174,476)	(198,452)	(184,033)	(271,191)	(236,722)	(187,399)	(115,741)	(108,615)	(92,803)
Total liabilities and equity	**7,924**	**7,296**	**14,146**	**39,967**	**26,579**	**25,157**	**18,653**	**69,353**	**50,420**	**25,706**	**10,968**	**36,657**

Check
Check   (0)   (0)



8 Myles LLC
Profit and Loss by Month
January - December 2021

8 MYLES™
Embrace every mile

Profit and loss

Income statement	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep-21	Oct-21	Nov-21	Dec-21	Total
Total Sales	**$ 5,454**	**$ 10,071**	**$ 6,886**	**$ 40,296**	**$ 7,014**	**$ 2,286**	**$ 18,267**	**$ 18,812**	**$ 6,506**	**$ 11,682**	**$ 5,779**	**$ 9,347**	**$ 142,399**
Total Cost of Goods Sold	**1,585**	**7,109**	**19,973**	**12,991**	**17,998**	**10,929**	**999**	**5,627**	**11,106**	**8,527**	**3,556**	**11,345**	**111,746**
Gross Profit	**$ 3,869**	**$ 2,962**	**-$ 13,087**	**$ 27,304**	**-$ 10,984**	**-$ 8,643**	**$ 17,268**	**$ 13,185**	**-$ 4,600**	**$ 3,155**	**$ 2,223**	**-$ 1,998**	**$ 30,652**
Gross margin	*79.1%*	*28.2%*	*-370.0%*	*68.1%*	*-165.7%*	*-514.5%*	*99.4%*	*79.1%*	*-77.9%*	*26.5%*	*38.3%*	*-20.7%*	*22.8%*
Expenses													
Advertising	251	40			775	64	39		-	-	-	-	1,169
Bank Charges	188	323	338	350	278	502	554	367	429	377	445	450	4,599
Business insurance			185			191	68		232	-	-	-	675
Dues & Subscriptions	235	574	725	56	99	126	127	120	219	67	130	170	2,649
PayPal Fees		10	(194)						-	-	-	-	(185)
QuickBooks Payments Fees	5	2	54	197	8	12	53	73	24	24	6	47	504
Total Dues & Subscriptions	240	585	585	253	107	138	181	193	243	91	136	217	2,969
General and Admin Expenses									-				-
Shipping and delivery expense	156		162	66	278	689	278		2,368				3,997
Stationery & Printing					35			74	-				109
Supplies	317	459	636	1,404	629	274	66	124	143				4,051
Total General and Admin Expenses	472	459	798	1,470	942	963	344	198	2,511	-	-	-	8,157
Professional fees	2,539	52	(2,105)	1,043	2,480	2,827	(746)		7,350				13,439
Rent or Lease	1,646	1,548		2,884	3,634	3,519	3,975		2,575		1,548		21,330
Sales and marketing									420	-	-	-	420
Sales rep	1,428	364	656			519	1,372	1,405	1,386	1,729	1,098	1,387	11,344
Total Sales and marketing	1,428	364	656	-	-	519	1,372	1,405	1,805	1,729	1,098	1,387	11,764
Travel and entertainment									-	-	-	-	-
Meals and Entertainment		9		75					-	-	-	-	84
Total Travel and entertainment	-	9	-	75	-	-	-	-	-	-	-	-	84
Website maintenance & upgrades			34						-	-	-	-	34
Total Expenses	**$ 6,764**	**$ 3,380**	**$ 490**	**$ 6,075**	**$ 8,216**	**$ 8,723**	**$ 5,786**	**$ 2,163**	**$ 15,145**	**$ 2,197**	**$ 3,227**	**$ 2,054**	**$ 64,220**
Net Operating Income	(2,896)	(419)	(13,578)	21,229	(19,200)	(17,365)	11,482	11,023	(19,745)	958	(1,004)	(4,053)	(33,568)
Other Income													
Grants			5,000						-	-	-	-	5,000
Interest Earned	0								-	-	-	-	0
Other income / expense	(1)			8	3				-	-	-	-	10
Total Other Income	(1)	-	5,000	8	3	-	-	-	-	-	-	-	5,010
Net Income	**$ (2,897)**	**$ (419)**	**$ (8,578)**	**$ 21,237**	**$ (19,197)**	**$ (17,365)**	**$ 11,482**	**$ 11,023**	**$ (19,745)**	**$ 958**	**$ (1,004)**	**$ (4,053)**	**$ (28,558)**
			$ (11,893)			$ (27,218)			$ (24,459)			$ (28,558)	

8 Myles LLC

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BoA Checking	1,847.38
BoA Savings	6,001.86
M&T Checking	425.74
PayPal Bank	6,340.42
Total Bank Accounts	**$14,615.40**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-1,321.00
Undeposited Funds	560.00
Total Other Current Assets	**$ -761.00**
Total Current Assets	**$13,854.40**
TOTAL ASSETS	**$13,854.40**

8 Myles LLC

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-3,600.75
Total Accounts Payable	**$ -3,600.75**
Credit Cards	
American Express	-171.55
BoA CC Large	9,115.69
BoA CC Small	70.34
Chase Credit Card	6,885.09
M&T Line of Credit	4,083.96
Total Credit Cards	**$19,983.53**
Other Current Liabilities	
DC Office of Tax and Revenue Payable	83.61
PA Dept of Revenue Payable	24.66
Revenue Administration Division Payable	52.20
Virginia Department of Taxation Payable	20.33
Total Other Current Liabilities	**$180.80**
Total Current Liabilities	**$16,563.58**
Long-Term Liabilities	
Father Loan	11,750.00
Honeycomb Loan	31,700.86
Kiva Loan	4,277.74
Other Long Term Liabilities	6,300.00
Owner Loan	18,957.00
Total Long-Term Liabilities	**$72,985.60**
Total Liabilities	**$89,549.18**
Equity	
Opening Balance Equity	-17,552.60
Retained Earnings	-20,158.81
Net Income	-37,983.37
Total Equity	**$ -75,694.78**
TOTAL LIABILITIES AND EQUITY	**$13,854.40**

8 Myles LLC

Profit and Loss
January - December 2020

	TOTAL
Sales	
Discounts Given	-6,103.11
Miscellaneous Income	2,587.03
Refunds-Allowances	3,258.76
Sales	43,366.15
Services	1,320.01
Unapplied Cash Payment Income	-21.41
Total Sales	**$44,407.43**
Cost of Goods Sold	
Cost Of Goods Sold	25,490.05
Cost of labor - COS	97.28
Freight & delivery - COS	143.80
Other Costs - COS	194.58
Subcontractors - COS	473.00
Total Cost of Goods Sold	**$26,398.71**
GROSS PROFIT	**$18,008.72**
Expenses	
Advertising	362.62
Advertising/Promotional	9,828.34
Bank Charges	2,037.05
Donation	179.90
Dues & Subscriptions	1,542.05
Insurance	519.70
Job Materials	228.19
Legal & Professional Fees	19.95
Meals and Entertainment	194.74
Office Expenses	680.22
Promotional	300.00
QuickBooks Payments Fees	49.40
Rent or Lease	18,804.61
Shipping and delivery expense	1,435.88
Stationery & Printing	448.55
Subcontractors	18,952.78
Supplies	490.83
Taxes & Licenses	-4,485.99
Tools	3,935.57
Unapplied Cash Bill Payment Expense	468.00
Total Expenses	**$55,992.39**
NET OPERATING INCOME	**$ -37,983.67**
Other Income	
Interest Earned	0.30
Total Other Income	**$0.30**
NET OTHER INCOME	**$0.30**
NET INCOME	**$ -37,983.37**

8 Myles LLC
Statement of Cash Flows
For Years Ending December 31 2019 and December 31, 2020
(Unaudited)

		2020
Operating Activities		
Net Loss	$	(39,519.25)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	$	(1,693.08)
Prepaid Expenses (deleted)		
Accounts Payable	$	(1,050.89)
CORP Account 6360 (deleted)	$	649.18
CORP Account 6874 (deleted)	$	3,898.68
Credit Card Payables:American Express	$	38.58
Credit Card Payables:BoA CC Large	$	(1,977.65)
Credit Card Payables:BoA CC Small	$	70.34
Credit Card Payables:Chase Credit Card	$	(1,145.24)
M&T Line of Credit	$	(559.55)
OPEX Credit Card Large (deleted)	$	5,193.53
OPEX Credit Card Small (deleted)	$	3,812.04
DC Office of Tax and Revenue Payable	$	3.97
Virginia Department of Taxation Payable		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	7,239.91
Net cash provided by operating activities	$	(32,279.34)
Financing Activities		
Father Loan	$	4,750.00
Honeycomb Loan	$	31,700.86
Kiva Loan	$	(777.76)
Other Long Term Liabilities	$	6,300.00
Owner Loan	$	6,160.00
Opening Balance Equity	$	(6,425.06)
Retained Earnings		
Net cash provided by financing activities	$	41,708.04
Net cash increase for period	$	9,428.70
Cash and cash equivalents at beginning of period	$	2,062.77
Cash and cash equivalents at end of period	$	12,042.53



8 MYLES ™

Bringing **families** back
to the dinner table

  



Fueled by a passionate Founder...
Myles Powell, MBA
Founder & CEO

7+ Years of CPG Experience
BA in Civil Engineering

A successful food blogger, former competitor on the Food Network, and inspired by his upbringing surrounded by gourmet food and family

8 Myles

The Founding Story...

" I grew up in a family where the dinner table was not just a piece of furniture. A home cooked meal was...everything. It was the family connector. After competing on a Food Network competition series, I quit my FT engineering job to share my passion for comfort food and family with the world. "



62% of parents wish they had more family meals together

Dinner has become a **stressful chore**. Not joy to share

Rising **cost of dinner time**

+25.6% YOY, Average Scratch Cooking

+489% YOY, Average Restaurants

8 Myles

Welcome to 8 MYLES

Authentic Mac N Cheese


8 MYLES
BUFFALO CHICK'N MAC N' CHEESE
HOMESTYLE MAC N' CHEESE
8 MYLES
BBQ MAC N' CHEESE
8 MYLES
HOMESTYLE MAC N' CHEESE
8 MYLES
BUFFALO MAC N' CHEESE

8 MYLES

Inspired by **nostalgia**, created for **memories**

Easy-to-prepare, clean, dinner

***50% less expensive** than ordering out

***30% less expensive** than scratch cooking

Our Competitive Advantage: The 8Myles Difference

	8Myles	Stouffer's	Marie Callender's	Lean Cuisine	Amy's
100% Real Dairy	✓	✗	✗	✗	✓
No Food Coloring	✓	✗	✗	✗	✗
No Artificial Cheese Flavor	✓	✓	✗	✗	✓
Protein	16g	14g	10g	18g	16g
Carbs	23 g	36 g	34 g	35 g	50
Sodium	400 mg	880 mg	825 mg	800 mg	612 mg

Verified Purchaser - Would Recommend Again ✓
★★★★★ 5 out of 5
January 6, 2022
Give it a try

"The taste is amazing… **10/10 flavor!** Healthier than other well known "healthy" brands. This will now be my go to mac & cheese"

-Jaz Tap

Verified Purchaser - Would Recommend Again ✓
★★★★★ 5 out of 5
November 9, 2021
Surprisingly Good

"…It's **surprisingly good!** Very cheesy, I add some franks buffalo sauce for extra spice. For 14g of protein I'll definitely be buying again when I want a healthy but unhealthy snack!"

-Isabella O

Verified Purchaser - Would Recommend Again ✓
★★★★★ 5 out of 5
March 15, 2022
Yummy

"This mac&cheese is so good… It was so **delicious** I ate it with broccoli the perfect pair. I will repurchase."

-Jhnicole

Would Recommend Again ✓
★★★★★ 5 out of 5
August 5, 2021
Perfect Mac!

"…it honestly tasted so good. **Best frozen Mac I've ever had**, so good that I just finished my bowl and am writing this review!"

-Jb777

*8 Myles is one of the fastest growing black owned comfort food brands in the U.S.

	2020	2021	2022 (YTD)
# of Doors	115	415	1,300
Units Sold	16,000	52,000	108,000
Revenue	$45,000	$145,000	$301,000

	2022	2023	2024
Projected Revenue	$550,000	$2.2M	$6.5M

4 Units per store per week

*According to SPINS







8 MYLES™

Current Wholesale Unit Economics

$2.32

$3.33

31%

$5.99

COGS

Distribution Price

Gross Margin

SRP

8 Myles

Margin Increase


50%
40%
30%
20%
10%
0%
11%
32%
36%
42%
47%
Aug 2022
Sept 2022
Oct 2022
Feb 2023
March 2023
Production Equipment Upgrade
Increase Storage Capacity
COGS Vendor Change
Price Increases
Current Margin



$17B TAM (6.2% CAGR)
US Market for Frozen, Ready Meals



$5B SAM
Current Distribution Coverage by State



$50M SOM
Immediate Future Production Capacity

8 MYLES

Target Demographic

1   **Millennial Moms**
Searching for **clean label** products

2   **Age 25 to 45**
Seeking **nostalgia** from their brands

3   **$100K+ Household Income**
Willing to pay a **premium** for **quality** and **quantity**

4   **Family of 3 to 4**
Looking for **culturally-inspired**, chef-like frozen food

8 MYLES



New Products in the Pipeline

2022

2023

2024

Here's what we have…

8 oz Mac N Cheese (Personal)

32 Oz Mac N Cheese (Family)

Here's what's coming…

Mac N Cheese Bites

Smothered Meatballs & Mash

Shrimp & Grits

Premium Pancakes & Waffles

8 MYLES













8 MYLES
BBQ MAC N' CHEESE
8 MYLES
HOMESTYLE MAC N' CHEESE
8 MYLES
BUFFALO MAC N' CHEESE
WHOLE GRAIN ELBOW PASTA TOSSED IN A BOLD BUFFALO AND CHEDDAR-JACK CHEESE SAUCE TOPPED WITH A GOLDEN-BROWN BREADCRUMB CRUST.
8 MYLES™

Early Accomplishments...

UD BLUE HEN 17&43

a16z

UNFI upnext inspiring possibilities

McKinsey Academy
Next 1B: Founders

mpg accelerate
DIVERSE SUPPLIER DEVELOPMENT PROGRAM

National Urban League

Supported by Advisors and Partners...



Janice Greenwald, MBA
Marketing Advisor

15+ Years Marketing in CPG
MBA from Duke University

Experience in fast-growth companies.
Former FT Unilever, Rhythm Superfoods,
Sabra, Bowery Farming, (AB InBev).



Steve Roosa
Startup Advisor

35+ Years in Entrepreneurship
BA in Development Economics

Multi-time founder with mentoring
experience at MassChallenge,
Newchip, and Austin Tech Incubator

Co Packing Partner – Katy, Texas

Distribution Partners







8 Myles

$1 Million Seed Round
Convertible Note: 25% Discount, $4.5M Valuation Cap, 5% Interest



Brand Refresh
1.5%

Product Development
6.5%

Building the Team
24.5%

OpEx
25.0%

Sales & Marketing
42.5%

Who you'll be **partnered** with



UNION KITCHEN



a16z Talent x Opportunity

8 MYLES



Outcomes of Capital

1 **Make Key Hires**
Including Sales, Marketing & Operations **Managers**

2 **Open New Channels**
Launch of our **Direct to Consumer** website

3 **Wider Brand Awareness**
Dedicated, **focused marketing efforts** for expansion

4 **Increase Revenue by 500%**
With **increased production capacity and sales** to match



Thank You!

Myles Powell, Founder & CEO | myles@8myles.com | www.8myles.com |  @8mylesmac